Exhibit 99.1

On February 6, 2014, Dassault Systèmes issued the following press release announcing results for the fourth quarter and year ended December 31, 2013.

Dassault Systèmes Reports Q4 and FY Results,
Addressable Market Expansion and
Introduction of Broad Cloud Offering

Paris, France – February 6, 2014 — Dassault Systèmes (Euronext Paris: #13065, DSY.PA), the 3DEXPERIENCE Company, world leader in 3D design software, 3D Digital Mock Up and Product Lifecycle Management (PLM) solutions, today reports IFRS unaudited financial results for the fourth quarter and year ended December 31, 2013. These results were reviewed by the Company’s Board of Directors on February 5, 2014.

Summary Highlights
(unaudited)

●	SOLIDWORKS unit sales up 5% in Q4
●	Version 6 momentum in Q4
●	High growth countries revenues up 14% in Q4 led by China and India
●	Adds 19,500 new customers in 2013
●	Expands addressable market to manufacturing operations management with Apriso and digital marketing with RTT
●	Targets addition of molecular chemistry capabilities with proposed Accelrys acquisition
●	Unveils 3DEXPERIENCE Release 2014x, following success of Lighthouse Program
●	Initiates 2014 financial objectives: incorporates organic new licenses revenue rebound, RTT acquisition, heightened yen impact

2013 Fourth Quarter and Full Year Financial Summary
(unaudited)

In millions of Euros, except per share	IFRS			Non-IFRS
data		Change	Change in cc*		Change	Change in cc*
Q4 Total Revenue	565.4	0%	5%	566.0	(0%)	5%
Q4 Operating Margin	29.4%			34.9%
Q4 EPS	0.85	12%		1.01	(1%)

In millions of Euros, except per share	IFRS			Non-IFRS
data		Change	Change in cc*		Change	Change in cc*
FY 2013 Total Revenue	2,066.1	2%	5%	2,072.8	2%	5%
FY 2013 Operating Margin	24.3%			31.5%
FY 2013 EPS	2.76	4%		34.9	4%

* In constant currencies.

“Just two years after announcing our future of becoming the 3DEXPERIENCE Company, customer implementations of our industry solution experiences are bringing significant value both for our customers and for their end-customers,” commented Bernard Charlès, Dassault Systèmes President and Chief Executive Officer. For example, MeadWestvaco, providing packaging solutions to the world’s most admired brands, is leveraging 6 of our industry solution experiences to significantly speed time to market for its customers, while accelerating innovation to support its consumer-centric packaging strategy.

“On top of our industry solution experiences value, a number of our largest customers are moving into the deployment phase with our V6 architecture. These deployments, such as the one happening at Renault, are significant in showing the ability, thanks to the V6 architecture, to support a single source of truth for global operations across multiple continents, brands and lines of business.

“And our 3DEXPERIENCE Lighthouse Program which was launched in mid-2013 is confirming the significant collaborative value of our 3DEXPERIENCE platform. Companies in different industries and a wide array of sizes, working on the Cloud, and on premise all confirm the game-changing value of a business platform centered on social product innovation in this Age of Experience.

“Last week we entered into a definitive agreement to acquire Accelrys with the objective to deliver transformational value to customers in life sciences and formulation-based industries by combining science-based innovation with product lifecycle management on our 3DEXPERIENCE platform. This acquisition is consistent with our purpose of harmonizing products, nature and life, and is well-timed, as later this year we will be introducing our first offering in bio-intelligence for the pharmaceutical industry following more than half a decade of research and development work in conjunction with leading industry players.”

2013 Fourth Quarter Financial Summary
(unaudited)

In millions of Euros, except per share	IFRS			Non-IFRS
data		Change	Change in cc*		Change	Change in cc*
Q4 Total Revenue	565.4	0%	5%	566.0	(0%)	5%
Q4 Software Revenue	511.1	0%	5%	511.7	(1%)	4%
Q4 Services and other revenue	54.3	3%	8%	54.3	3%	8%
Q4 Operating Margin	29.4%			34.9%
Q4 EPS	0.85	12%		1.01	(1%)
* In constant currencies.

	IFRS			Non-IFRS
In millions of Euros	Q4 2013	Q4 2012	Change in cc*	Q4 2013	Q4 2012	Change in cc*
Americas	149.6	152.6	3%	149.5	154.0	2%
Europe	272.3	265.8	4%	273.0	266.7	4%
Asia	143.5	145.1	10%	143.5	147.5	9%

●	Overall, fourth quarter financial results were in line with the Company’s financial objectives.

●
Total revenue (IFRS and non-IFRS) increased 5%. By region, non-IFRS total revenue growth was highest in Asia, increasing 9%, led by India and China and well supported by South Korea. Non-IFRS revenue growth in Europe was 4%, led by the United Kingdom and recovery in Southern Europe offset in part by a strong base of comparison for France and Germany. Non-IFRS revenue in the Americas increased 2%. (All growth rates in constant currencies.)

●	Total revenue in high growth countries increased 14% in constant currencies in the fourth quarter.

●
Software revenue increased 5% (IFRS) and 4% (non-IFRS) and represented 90% of total revenue. Recurring software revenue increased 6% (IFRS and non-IFRS) on solid performance in maintenance across the Company’s different software applications with continued high renewal rates among users. (All growth comparisons are in constant currencies).

●
IFRS operating income increased 6% to €166.1 million and the operating margin increased to 29.4%. On a non-IFRS basis, operating income of €197.4 million was stable with the year-ago quarter, on operating efficiencies which offset the net negative impact of currencies of approximately €11 million. Non-IFRS operating margin was 34.9%, in line with the Company’s expectations, and slightly increasing compared with the same period of 2012 (34.7%).

●
IFRS net income per diluted share increased 12% to €0.85 per share. On a non-IFRS basis, net income per share decreased 1% to €1.01 per share, compared to €1.02 per share in the 2012 fourth quarter. Net negative currency movements reduced net income per share growth by an estimated 4 percentage points.

●
V6 purchases represented 27% of respective new licenses revenues in the fourth quarter, for companies in Aerospace and Defense, Consumer Product Goods, Energy, High Tech, Transportation and Mobility, among others. Half of the Company’s 20 largest customers are engaged in V6 deployments.

2013 Financial Summary
(unaudited)

In millions of Euros, except per share	IFRS			Non-IFRS
data		Change	Change in cc*		Change	Change in cc*
FY 2013 Total Revenue	2,066.1	2%	5%	2,072.8	2%	5%
FY 2013 Software Revenue	1,880.8	2%	6%	1,887.5	2%	5%
FY 2013 Services and other revenue	185.3	0%	4%	185.3	0%	4%
FY 2013 Operating Margin	24.3%			31.5%
FY 2013 EPS	2.76	4%		3.49	4%
* In constant currencies.

	IFRS			Non-IFRS
In millions of Euros	FY 2013	FY 2012	Change in cc*	FY 2013	FY 2012	Change in cc*
Americas	567.2	564.3	4%	569.6	567.3	4%
Europe	937.8	908.9	4%	940.2	910.9	4%
Asia	561.1	555.1	9%	563.0	560.3	8%

●
Total revenue grew 5% (IFRS and non-IFRS), with software revenue growth of 6% (IFRS) and 5% (non-IFRS) and services and other revenue growth of 4%. Financial results include the acquisitions of Gemcom (part of GEOVIA) commencing in July 2012 and Apriso (part of DELMIA) in July 2013, as well as the divestitures of Transcat PLM GmbH (included in software and services revenue) as of July 1, 2012 and Inceptra as of October 1, 2013. Excluding the impact of these acquisitions and divestitures, non-IFRS revenue and non-IFRS software revenue growth would have been an estimated 3% and 4%, respectively. (All growth comparisons are in constant currencies).

●
On a regional basis and in constant currencies, all three regions saw an increase in revenues. Results were strongest in Asia with revenue higher by 9% (IFRS) and 8% (non-IFRS). The Americas reported revenue growth of 4% (IFRS and non-IFRS) with an increase in software revenue offset in part by lower services and other revenue. Europe total revenue increased 4% (IFRS and non-IFRS).

●
High-growth countries posted an increase in total revenues of 13% and represented 12.4% of total revenues in 2013, compared to 11.6% in 2012. The Company saw double-digit revenue increases in most high growth countries, with India posting the strongest growth. (All figures in constant currencies.)

●
Software revenue increased 5% (IFRS and non-IFRS) with recurring software revenue higher by 8% (IFRS and non-IFRS) on broad-based growth across the Company’s software applications. New licenses revenue decreased 2% reflecting a softer macro backdrop generally in 2013 compared to 2012. (All growth rates in constant currencies.)

●
IFRS operating income totaled €503.0 million. On a non-IFRS basis, operating income increased 1.3% to €652.8 million on higher revenue and operating expense growth limited to 1.9%. The non-IFRS operating margin was stable at 31.5% thanks to organic growth, which enabled the Company to absorb the negative impact of currency headwinds, in particular from the Japanese yen, and of dilution from acquisitions.

●	Net income per diluted share increased 4% to €2.76 (IFRS) and €3.49 (non-IFRS). Growth in IFRS and non-IFRS earnings per share reflected higher operating income and a lower effective tax rate.

Cash Flow and Other Financial Highlights

Net operating cash flow was €78.4 million in the fourth quarter and €506.8 million in 2013. The decrease in net operating cash flow in 2013 compared to 2012 principally reflected significant improvements in accounts receivables management processes in 2012 and higher tax down-payments in 2013. IFRS net income adjusted for non-cash items increased in about 4% in 2013 and unearned revenue in constant currencies and excluding acquisitions increased 6%.

During 2013 the Company completed cash acquisitions of €213.4 million, net of cash acquired; disbursed cash dividends of €34.8 million (shareholders selecting the option of receiving dividend in shares accounts for the lower disbursements in comparison to 2012, as the Company increased the dividend level by 14%); entered into and fully drew down a new €350 million credit facility; made additions to property, equipment and intangibles of €42.4 million and received cash of €40.2 million for stock options exercised and completed share repurchases in the amount of €57.0 million.

At December 31, 2013, the net financial position was €1.44 billion, compared to 1.28 billion at December 31, 2012. Cash, cash equivalents and short-term investments totaled €1.80 billion and long-term debt was €360.0 million, compared to €1.32 billion and €38.3 million, respectively at December 31, 2012.

Summary of Recent Business, Technology and Corporate Highlights

Dassault Systèmes announces 3DEXPERIENCE R2014x following the successful completion of its six-month lighthouse program with select customers. In a separate press release issued today, Dassault Systèmes announced 3DEXPERIENCE R2014x, the first release of its new 3DEXPERIENCE platform, with on premise and on the cloud industry solution experiences and processes; with an entirely new user experience, powerful but easy to use capabilities for business dashboarding and intelligent big data search and analysis; and a simplified product packaging aligned to industries.

Dassault Systèmes Introduces the First SOLIDWORKS Application on the 3DEXPERIENCE Platform - SOLIDWORKS Mechanical Conceptual, a new conceptual, instinctive, social, connected design application introduced at SOLIDWORKS World 2014. Complementary to the current and continuing version of the industry-leading 3D design software, SOLIDWORKS Mechanical Conceptual combines best-in-class design technology from Dassault Systèmes with SOLIDWORKS’ familiar, easy-to-use interface. This helps to simplify and streamline conceptual mechanical design, allowing users to develop, confirm and choose the best concepts to engage customers and win business.

Dassault Systèmes and Accelrys to Join Forces. On January 30, 2014 Dassault Systèmes and Accelrys, Inc., (NASDAQ: ACCL), a leading provider of scientific innovation lifecycle management software for chemistry, biology and materials, announced the signing of a definitive merger agreement for Dassault Systèmes to acquire San Diego-based Accelrys, Inc. Combining with Accelrys will enrich the molecular chemistry capabilities from discovery to manufacturing and regulatory of Dassault Systèmes’ formulation-based industry offerings. Accelrys’ list of 2,000 customers includes many of the Fortune 500 companies, with major industry players in pharma/biotech, consumer packaged goods and chemical including Sanofi, Pfizer, GSK, AstraZeneca, Du Pont, Shell, BASF, P&G, Unilever and L’Oréal. Under the terms and conditions of the merger agreement, Dassault Systèmes will make an all cash tender offer for all of the outstanding shares of Accelrys common stock at a price of $12.50 per share, without interest, representing a fully diluted equity value of approximately $750 million. Following closing of the tender offer, Dassault Systèmes intends to complete the acquisition of the remaining shares of Accelrys through a merger. The Company expects to file the offer to purchase and related documents with the SEC and commence the tender offer by February 13, 2014.

Dassault Systèmes Completes Acquisition of Real-time Technology AG (RTT), the leading provider of professional high-end 3D visualization software, marketing solutions and computer generated imagery services, benefiting from the development of the fast-growing market for digital marketing. The acquisition of Munich-based RTT includes its software division, known for its DeltaGen, PictureBook, POS Configurator and other solutions, and its marketing consulting services, as well as its subsidiary, Bunkspeed, with its line of powerful and intuitive rendering software. RTT’s list of customers includes Hugo Boss, adidas, Airbus, Audi, BMW, Daimler, Electrolux, Eurocopter, Ferrari, General Motors, Harley-Davidson, Nissan, Porsche, The North Face, Toyota and Volkswagen.

Dassault Systèmes Ranked Fifth in Global 100 Index of the World’s Most Sustainable Corporations. Now in its tenth year, the Global 100 index is recognized as the gold standard in corporate sustainability analysis. Companies ranked in the Global 100 index are the top overall sustainability performers in their respective industrial sectors – and the 2014 rankings place Dassault Systèmes in the fifth position out of all the companies evaluated.

Business Outlook

Thibault de Tersant, Senior Executive Vice President, CFO, commented, “While fourth quarter revenue, operating margin and earnings per share were in line with our objectives, converting pipeline opportunities into new business activity remained difficult, leading to total revenue growth of 5% in constant currencies for the fourth quarter and year in total.

“For the first quarter of 2014, we think it is appropriate to assume continuation of the 2013 trend-line, with our growth drivers entering into play progressively over the course of the quarter, leading to a revenue objective range of €490 to €500 million and non-IFRS earnings per share range of €0.60 to €0.65, reflective of a higher effective tax rate and strong currency headwinds.

“Looking at the full year 2014, several encouraging signs and offer introductions lead us to target double-digit new licenses revenue growth in constant currencies. These factors include SOLIDWORKS positive seat unit increase of 5%, high growth countries and Asia’s renewed growth and the level of V6 transactions in the fourth quarter as well as the introduction of 3DEXPERIENCE R2014x. At the EPS level, our non-IFRS guidance takes into account a two percentage point increase in the tax rate and reflects a heightened currency impact due to the sharp decrease in the value of the yen which is not hedged for 2014. However, without these two factors, we would have guided close to a double-digit non-IFRS EPS growth rate.

“In terms of profitability, our operational improvements drove an increase of our organic operating margin in 2013 and enabled us to offset the dilution from acquisitions, resulting in a stable reported non-IFRS operating margin of 31.5% in 2013. We plan to continue on this path, and are estimating an organic increase in our non-IFRS operating margin of approximately 150 basis points in 2014, a major effort to help offset acquisition dilution and yen impact.”

The Company’s first quarter and full year 2014 financial objectives, including RTT, are as follows:

●
First quarter 2014 non-IFRS total revenue objective of about €490-500 million based upon the exchange rates assumptions below, representing a variation of about 5% to 7% excluding currency effects; non-IFRS operating margin of about 24-25%; and non-IFRS EPS of about €0.60-0.65, reflecting an estimated €0.11 impact from a higher effective tax rate and negative currency effects;

●	2014 non-IFRS revenue growth objective range of about 10% to 11% in constant currencies (€2.21 to €2.23 billion based upon the 2014 currency exchange rate assumptions below);

●
2014 non-IFRS operating margin of about 30-31%, reflecting an increase before currency effects in organic operating margin compared to 2013 and incorporating estimated dilution from 2013 announced acquisitions, combined with the full impact of the yen depreciation of approximately 250 basis points;

●	2014 non-IFRS EPS range of about €3.40 to €3.50, representing a variation of about (-3%) to 0%;

•	Objectives are based upon exchange rate assumptions of US$1.40 per €1.00 and JPY140 per €1.00 for the 2014 first quarter and US$1.36 per €1.00 and JPY140 per €1.00 for the fiscal year.

The Company’s objectives are prepared and communicated only on a non-IFRS basis and are subject to the cautionary statement set forth below.

The 2014 non-IFRS objectives set forth above do not take into account the following accounting elements and are estimated based upon the 2014 currency exchange rates above: share-based compensation expense estimated at approximately €22 million and amortization of acquired intangibles estimated at approximately €102 million. The above objectives do not include any impact from other operating income and expense, net principally comprised of acquisition, integration and restructuring expenses. Finally, these estimates do not include any new stock option or share grants, or any new acquisitions or restructurings completed after February 6, 2014. The Company’s non-IFRS financial objectives for 2014 include RTT, while the above non-IFRS adjustments do not take into account the impact of the RTT acquisition, for which accounting elements will be included in the 2014 first quarter earnings announcement.

Today’s Webcast and Conference Call Information

Today, Thursday, February 6, 2014, Dassault Systèmes will first host a meeting in Paris, which will be simultaneously webcasted at 9:30 AM London time/10:30 AM Paris time and will then host a conference call at 9:00 AM New York time/ 2:00 PM London time/3:00 PM Paris time. The webcasted meeting and conference call will be available via the Internet by accessing http://www.3ds.com/investors/. Please go to the website at least 15 minutes prior to the webcast or conference call to register, download and install any necessary audio software. The webcast and conference call will be archived for 30 days.

Additional investor information can be accessed at http://www.3ds.com/investors/ or by calling Dassault Systèmes’ Investor Relations at 33.1.61.62.69.24.

2014 Key Investor Relations Events

First Quarter 2014 Earnings, April 24, 2014
2014 Capital Markets Day, June 13, 2014
Second Quarter 2014 Earnings, July 24, 2014
Third Quarter 2014 Earnings, October 23, 2014

Important Information

The tender offer described in this document has not yet commenced, and this material is neither an offer to purchase nor a solicitation of an offer to sell shares of Accelrys’ common stock. At the time the tender offer is commenced, Dassault Systèmes will file a tender offer statement with the United States Securities and Exchange Commission (the “SEC”). Accelrys’ stockholders are strongly advised to read these documents that will be filed with the SEC, because they will contain important information that Accelrys’ stockholders should consider before tendering their shares. These documents will be available for free at the SEC’s website (http://www.sec.gov) or by directing a request to Dassault Systèmes, 10 rue Marcel Dassault, CS 40501, 78946 Vélizy-Villacoublay, Cedex, France.

Forward-looking Information

Statements herein that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding the Company’s non-IFRS financial performance objectives, are forward-looking statements.

Such forward-looking statements are based on Dassault Systèmes management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to a range of factors. If global economic and business conditions continue to be volatile or deteriorate, the Company’s business results may not develop as currently anticipated and may decline below their earlier levels for an extended period of time. Furthermore, due to factors affecting sales of the Company’s products and services, there may be a substantial time lag between any change in global economic and business conditions and its impact on the Company’s business results.

In preparing such forward-looking statements, the Company has in particular assumed an average US dollar to euro exchange rate of US$1.40 per €1.00 for the first quarter and US$1.36 per €1.00 for the full year as well as an average Japanese yen to euro exchange rate of JPY140 to €1.00 for the 2014 first quarter and full year; however, currency values fluctuate, and the Company’s results of operations may be significantly affected by changes in exchange rates. The Company’s actual results or performance may also be materially negatively affected by numerous risks and uncertainties as described in the “Risk Factors” section of the 2012 Document de Référence, filed with the AMF on April 3, 2013, and also available on the Company’s website www.3ds.com.

Non-IFRS Financial Information

Readers are cautioned that the supplemental non-IFRS information presented in this press release is subject to inherent limitations. It is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for IFRS measurements. Also, the Company’s supplemental non-IFRS financial information may not be comparable to similarly titled non-IFRS measures used by other companies. Further specific limitations for individual non-IFRS measures, and the reasons for presenting non-IFRS financial information, are set forth in the Company’s annual report for the year ended December 31, 2012 included in the Company’s 2012 Document de Référence filed with the AMF on April 3, 2013.

In the tables accompanying this press release the Company sets forth its supplemental non-IFRS figures for revenue, operating income, operating margin, net income and diluted earnings per share, which exclude the effect of adjusting the carrying value of acquired companies’ deferred revenue, share-based compensation expense, the amortization of acquired intangible assets, other operating income and expense, net, certain one-time items included in financial revenue and other, net, and the income tax effect of the non-IFRS adjustments and certain one-time tax effects in 2013 and 2012. The tables also set forth the most comparable IFRS financial measure and reconciliations of this information with non-IFRS information.

Information in Constant Currencies

When the Company believes it would be helpful for understanding trends in its business, the Company provides percentage increases or decreases in its revenue (in both IFRS as well as non-IFRS) to eliminate the effect of changes in currency values, particularly the U.S. dollar and the Japanese yen, relative to the euro. When trend information is expressed herein “in constant currencies”, the results of the “prior” period have first been recalculated using the average exchange rates of the comparable period in the current year, and then compared with the results of the comparable period in the current year.

About Dassault Systèmes

Dassault Systèmes, the 3DEXPERIENCE Company, provides business and people with virtual universes to imagine sustainable innovations. Its world-leading solutions transform the way products are designed, produced, and supported. Dassault Systèmes’ collaborative solutions foster social innovation, expanding possibilities for the virtual world to improve the real world.  The group brings value to about 190,000 customers of all sizes, in all industries, in more than 140 countries. For more information, visit www.3ds.com.

CATIA, SOLIDWORKS, SIMULIA, DELMIA, ENOVIA, GEOVIA, EXALEAD, NETVIBES, 3DSWYM and 3DVIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.
(Tables to follow)

CONTACTS:

Dassault Systèmes:	FTI Consulting:
François-José Bordonado/Beatrix Martinez	Jon Snowball
33.1.61.62.69.24	44.20.7831.3113
United States and Canada:	Clément Bénétreau
Michele.Katz@3DS.com	33.1.47.03.68.10

TABLE OF CONTENTS

Non-IFRS key figures

Condensed consolidated statements of income

Condensed consolidated balance sheets

Condensed consolidated cash flow statements

IFRS – non-IFRS reconciliation

DASSAULT SYSTEMES
NON-IFRS KEY FIGURES
(unaudited; in millions of Euros, except per share data, headcount and exchange rates)

Non-IFRS key figures exclude the effects of adjusting the carrying value of acquired companies’ deferred revenue, share-based compensation expense and related social charges (in 2012), amortization of acquired intangible assets, other operating income and expense, net, certain one-time financial revenue items and the income tax effects of these non-IFRS adjustments and certain one-time tax effects in 2013 and 2012.

Comparable IFRS financial information and a reconciliation of the IFRS and non-IFRS measures are set forth in the separate tables within this Attachment.

	Three months ended				Twelve months ended
	December 31, 2013	December 31, 2012	Change	Change in cc*	December 31, 2013	December 31, 2012	Change	Change in cc*
Non-IFRS Revenue	€ 566.0	€ 568.2	(0%)	5%	€ 2,072.8	€ 2,038.5	2%	5%
Non-IFRS Revenue breakdown by activity
Software revenue	511.7	515.5	(1%)	4%	1,887.5	1,853.4	2%	5%
of which new licenses revenue	156.9	164.6	(5%)	0%	500.1	532.3	(6%)	(2%)
of which periodic licenses, maintenance and other software-related revenue	354.8	350.9	1%	6%	1,387.4	1,321.1	5%	8%
Services and other revenue	54.3	52.7	3%	8%	185.3	185.1	0%	4%

Recurring software revenue	351.1	349.6	0%	6%	1,379.4	1,314.6	5%	8%

Non-IFRS software revenue breakdown by product line
CATIA software revenue	215.3	229.2	(6%)	(3%)	818.9	827.2	(1%)	0%
ENOVIA software revenue	72.4	72.9	(1%)	5%	249.4	258.5	(4%)	1%
SOLIDWORKS software revenue	104.3	103.4	1%	7%	409.5	403.2	2%	6%
Other software revenue	119.7	110.0	9%	17%	409.7	364.5	12%	19%

Non-IFRS Revenue breakdown by geography

Americas	149.5	154.0	(3%)	2%	569.6	567.3	0%	4%
Europe	273.0	266.7	2%	4%	940.2	910.9	3%	4%
Asia	143.5	147.5	(3%)	9%	563.0	560.3	0%	8%

Non-IFRS operating income	€ 197.4	€ 197.4	0%		€ 652.8	€ 644.3	1%
Non-IFRS operating margin	34.9%	34.7%			31.5%	31.6%
Non-IFRS net income	128.6	128.4	0%		445.5	424.5	5%
Non-IFRS diluted net income per share	€ 1.01	€ 1.02	(1%)		€ 3.49	€ 3.37	4%
Closing headcount	10,685	10,123	6%		10,685	10,123	6%

Average Rate USD per Euro	1.36	1.30	5%		1.33	1.28	3%
Average Rate JPY per Euro	136.5	105.1	30%		129.7	102.5	27%

*In constant currencies.

DASSAULT SYSTEMES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (IFRS)
(unaudited; in millions of Euros, except per share data)

	Three months ended		Twelve months ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
New licenses revenue	156.9	164.6	500.1	532.3
Periodic licenses, maintenance and other software-related revenue	354.2	346.2	1,380.7	1,310.9
Software revenue	511.1	510.8	1,880.8	1,843.2
Services and other revenue	54.3	52.7	185.3	185.1

Total Revenue	€ 565.4	€ 563.5	€ 2,066.1	€ 2,028.3
Cost of software revenue (excluding amortization of acquired intangibles)	(26.5)	(26.0)	(97.7)	(92.2)
Cost of services and other revenue	(43.3)	(47.3)	(163.7)	(174.8)
Research and development	(96.5)	(91.2)	(375.5)	(368.1)
Marketing and sales	(170.1)	(169.8)	(665.2)	(632.6)
General and administrative	(40.2)	(44.8)	(153.4)	(163.3)
Amortization of acquired intangibles	(25.4)	(25.0)	(100.9)	(93.7)
Other operating income and expense, net	2.7	(2.4)	(6.7)	(2.6)
Total Operating Expenses	(€ 399.3)	(€ 406.5)	(€ 1,563.1)	(€ 1,527.3)

Operating Income	€ 166.1	€ 157.0	503.0	€ 501.0
Financial revenue and other, net	2.7	6.2	18.0	18.1
Income before income taxes	168.8	163.2	521.0	519.1
Income tax expense	(59.9)	(65.6)	(165.8)	(180.3)

Net Income	108.9	97.6	355.2	338.8
Non-controlling interest	(0.8)	(1.8)	(2.9)	(4.0)

Net Income attributable to equity holders of the parent	€ 108.1	€ 95.8	€ 352.3	€ 334.8
Basic net income per share	0.86	0.77	2.82	2.72

Diluted net income per share	€ 0.85	€ 0.76	€ 2.76	€ 2.66
Basic weighted average shares outstanding (in millions)	125.4	123.7	124.9	123.3
Diluted weighted average shares outstanding (in millions)	127.9	126.4	127.6	125.9

IFRS revenue variation as reported and in constant currencies

	Three months ended December 31, 2013		Twelve months ended December 31, 2013
	Change*	Change in cc**	Change*	Change in cc**
IFRS Revenue	0%	5%	2%	5%

IFRS Revenue by activity

Software revenue	0%	5%	2%	6%
Services and other revenue	3%	8%	0%	4%

IFRS Software Revenue by product line
CATIA software revenue	(6%)	(3%)	(1%)	0%
ENOVIA software revenue	(1%)	5%	(4%)	1%
SOLIDWORKS software revenue	1%	7%	2%	6%
Other software revenue	13%	21%	14%	21%

IFRS Revenue by geography
Americas	(2%)	3%	1%	4%
Europe	2%	4%	3%	4%
Asia	(1%)	10%	1%	9%
*Variation compared to the same period in the prior year.    **In constant currencies.

DASSAULT SYSTEMES
CONDENSED CONSOLIDATED BALANCE SHEETS (IFRS)
(unaudited; in millions of Euros)

	December 31, 2013 *	December 31, 2012
ASSETS

Cash and cash equivalents	1,737.9	1,159.3
Short-term investments	65.8	159.8
Accounts receivable, net	472.6	457.8
Other current assets	143.7	154.5

Total current assets	2,420.0	1,931.4
Property and equipment, net	100.4	107.8
Goodwill and Intangible assets, net	1,531.7	1,459.5
Other non-current assets	135.8	113.7

Total Assets	€ 4,187.9	€ 3,612.4

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable	85.0	90.8
Unearned revenues	489.0	484.7
Short-term debt	20.0	25.5
Other current liabilities	294.3	327.5

Total current liabilities	888.3	928.5

Long-term debt	360.0	38.3
Other non-current obligations	315.5	292.5

Total long-term liabilities	675.5	330.8
Non-controlling interests	13.6	16.2
Parent shareholders' equity	2,610.5	2,336.9

Total Liabilities and Shareholders' equity	€ 4,187.9	€ 3,612.4
* The December 31, 2012 balance sheet reflects the adoption of Revised IAS 19 in 2013.

DASSAULT SYSTEMES
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (IFRS)
(unaudited; in millions of Euros)

	Three months ended			Twelve months ended
	December 31, 2013	December 31, 2012	Change	December 31, 2013	December 31, 2012	Change
Net Income attributable to equity holders of the parent	108.1	95.8	12.3	352.3	334.8	17.5
Non-controlling interest	0.8	1.8	(1.0)	2.9	4.0	(1.1)
Net Income	108.9	97.6	11.3	355.2	338.8	16.4
Depreciation of property & equipment	7.7	7.8	(0.1)	33.4	32.7	0.7
Amortization of intangible assets	27.2	26.6	0.6	107.9	99.4	8.5
Other non cash P&L Items	11.1	31.8	(20.7)	27.1	34.2	(7.1)
Changes in working capital	(76.5)	(66.7)	(9.8)	(16.8)	61.2	(78.0)

Net Cash provided by operating activities	€ 78.4	€ 97.1	(€ 18.7)	€ 506.8	€ 566.3	(€ 59.5)

Additions to property, equipment and intangibles	(11.3)	(7.8)	(3.5)	(42.4)	(40.6)	(1.8)
Payments for acquisition of businesses, net of cash acquired	(4.3)	(18.0)	13.7	(213.4)	(281.5)	68.1
Sale of fixed assets	0.0	0.1	(0.1)	0.8	0.6	0.2
Sale (purchase) of short term investments, net	98.1	21.6	76.5	91.4	107.9	(16.5)
Purchase of investments, loans and others	(5.1)	(0.0)	(5.1)	(5.0)	(5.2)	0.2

Net Cash provided by (used in) investing activities	€ 77.4	(€ 4.1)	€ 81.5	(€ 168.6)	(€ 218.8)	€ 50.2

Proceeds (Repayments) of short-term and long-term debt	(10.0)	(214.0)	204.0	327.8	(264.7)	592.5
Repurchase of common stock	(56.9)	0.0	(56.9)	(56.9)	(75.1)	18.2
Proceeds from exercise of stock options	10.0	18.9	(8.9)	40.1	98.7	(58.6)
Cash dividend paid	(0.0)	(0.4)	0.4	(34.8)	(87.8)	53.0

Net Cash provided by (used in) financing activities	(€ 56.9)	(€ 195.5)	€ 138.6	€ 276.2	(€ 328.9)	€ 605.1

Effect of exchange rate changes on cash and cash equivalents	(13.1)	(18.4)	5.3	(35.8)	(13.6)	(22.2)

Increase (decrease) in cash and cash equivalents	€ 85.8	(€ 120.9)	€ 206.7	€ 578.6	€ 5.0	€ 573.6

Cash and cash equivalents at beginning of period	€ 1,652.1	€ 1,280.2		€ 1,159.3	€ 1,154.3
Cash and cash equivalents at end of period	€ 1,737.9	€ 1,159.3		€ 1,737.9	€ 1,159.3

DASSAULT SYSTEMES
SUPPLEMENTAL NON-IFRS FINANCIAL INFORMATION
IFRS – NON-IFRS RECONCILIATION
(unaudited; in millions of Euros, except per share data)

Readers are cautioned that the supplemental non-IFRS information presented in this press release is subject to inherent limitations. It is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for IFRS measurements. Also, the Company’s supplemental non-IFRS financial information may not be comparable to similarly titled non-IFRS measures used by other companies. Further specific limitations for individual non-IFRS measures, and the reasons for presenting non-IFRS financial information, are set forth in the Company’s Document de référence for the year ended December 31, 2012 filed with the AMF on April 3, 2013. To compensate for these limitations, the supplemental non-IFRS financial information should be read not in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with IFRS.
	Three months ended December 31,						Change
In millions of Euros, except per share data and percentages	2013 IFRS	Adjustment (1)	2013 non-IFRS	2012 IFRS	Adjustment (1)	2012 non-IFRS	IFRS	Non-IFRS (2)

Total Revenue	€ 565.4	0.6	€ 566.0	€ 563.5	4.7	€ 568.2	0%	(0%)

Total Revenue breakdown by activity
Software revenue	511.1	0.6	511.7	510.8	4.7	515.5	0%	(1%)
New Licenses	156.9			164.6			(5%)
Other software-related revenue	3.7			1.3
Periodic Licenses and Maintenance	350.5	0.6	351.1	344.9	4.7	349.6	2%	0%
Recurring portion of Software revenue	69%		69%	68%		68%
Services and other revenue	54.3			52.7			3%

Total Software Revenue breakdown by product line
CATIA software revenue	215.3			229.2			(6%)
ENOVIA software revenue	72.4			72.9			(1%)
SOLIDWORKS software revenue	104.3			103.4			1%
Other software revenue	119.1	0.6	119.7	105.3	4.7	110.0	13%	9%

Total Revenue breakdown by geography
Americas	149.6	(0.1)	149.5	152.6	1.4	154.0	(2%)	(3%)
Europe	272.3	0.7	273.0	265.8	0.9	266.7	2%	2%
Asia	143.5		143.5	145.1	2.4	147.5	(1%)	(3%)

Total Operating Expenses	(€ 399.3)	30.7	(€ 368.6)	(€ 406.5)	35.7	(€ 370.8)	(2%)	(1%)
Share-based compensation expense	(8.0)	8.0	-	(8.3)	8.3	-	-	-
Amortization of acquired intangibles	(25.4)	25.4	-	(25.0)	25.0	-	-	-
Other operating income and expense, net	2.7	(2.7)	-	(2.4)	2.4	-	-	-

Operating Income	€ 166.1	31.3	€ 197.4	€ 157.0	40.4	€ 197.4	6%	0%
Operating Margin	29.4%		34.9%	27.9%		34.7%
Financial revenue & other, net	2.7	0.2	2.9	6.2	0.1	6.3	(56%)	(54%)
Income tax expense	(59.9)	(11.0)	(70.9)	(65.6)	(7.9)	(73.5)	(9%)	(4%)
Non-controlling interest	(0.8)	0.0	(0.8)	(1.8)	0.0	(1.8)	(56%)	(56%)
Net Income attributable to shareholders	€ 108.1	20.5	€ 128.6	€ 95.8	32.6	€ 128.4	13%	0%
Diluted Net Income Per Share (3)	€ 0.85	0.16	€ 1.01	€ 0.76	0.26	€ 1.02	12%	(1%)
(1) In the reconciliation schedule above, (i) all adjustments to IFRS revenue data reflect the exclusion of the deferred revenue adjustment of acquired companies; (ii) adjustments to IFRS operating expense data reflect the exclusion of the amortization of acquired intangibles, share-based compensation expense and related social charges (2012), and other operating income and expense, (iii) adjustments to IFRS financial revenue and other, net reflect the exclusion of certain one-time items included in financial revenue and other, net, and (iv) all adjustments to IFRS income data reflect the combined effect of these adjustments, plus with respect to net income and diluted net income per share, the income tax effect of the non-IFRS adjustments and certain one-time tax effects in 2013 and 2012.
	Three months ended December 31,
In millions of Euros	2013 IFRS	Adjustment	2013 non-IFRS	2012 IFRS	Adjustment	2012 non-IFRS
Cost of revenue	(69.8)	0.2	(69.6)	(73.3)	(0.3)	(73.6)
Research and development	(96.5)	3.2	(93.3)	(91.2)	1.5	(89.7)
Marketing and sales	(170.1)	2.8	(167.3)	(169.8)	2.5	(167.3)
General and administrative	(40.2)	1.8	(38.4)	(44.8)	4.6	(40.2)
Total share-based compensation expense		8.0			8.3
(2) The non-IFRS percentage increase (decrease) compares non-IFRS measures for the two different periods. In the event there is non-IFRS adjustment to the relevant measure for only one of the periods under comparison, the non-IFRS increase (decrease) compares the non-IFRS measure to the relevant IFRS measure.
(3) Based on a weighted average 127.9 million diluted shares for Q4 2013 and 126.4 million diluted shares for Q4 2012.

DASSAULT SYSTEMES
SUPPLEMENTAL NON-IFRS FINANCIAL INFORMATION
IFRS – NON-IFRS RECONCILIATION
(unaudited; in millions of Euros, except per share data)

Readers are cautioned that the supplemental non-IFRS information presented in this press release is subject to inherent limitations. It is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for IFRS measurements. Also, the Company’s supplemental non-IFRS financial information may not be comparable to similarly titled non-IFRS measures used by other companies. Further specific limitations for individual non-IFRS measures, and the reasons for presenting non-IFRS financial information, are set forth in the Company’s Document de référence for the year ended December 31, 2012 filed with the AMF on April 3, 2013. To compensate for these limitations, the supplemental non-IFRS financial information should be read not in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with IFRS.
	Three months ended December 31,						Change
In millions of Euros, except per share data and percentages	2013 IFRS	Adjustment (1)	2013 non-IFRS	2012 IFRS	Adjustment (1)	2012 non-IFRS	IFRS	Non-IFRS (2)

Total Revenue	€ 2,066.1	6.7	€ 2,072.8	€ 2,028.3	10.2	€ 2,038.5	2%	2%

Total Revenue breakdown by activity
Software revenue	1,880.8	6.7	1,887.5	1,843.2	10.2	1,853.4	2%	2%
New Licenses	500.1			532.3			(6%)
Other software-related revenue	8.0			6.5			23%
Periodic Licenses and Maintenance	1,372.7	6.7	1,379.4	1,304.4	10.2	1,314.6	5%	5%
Recurring portion of Software revenue	73%		73%	71%		71%
Services and other revenue	185.3			185.1			0%

Total Software Revenue breakdown by product line

CATIA software revenue	818.9			827.2			(1%)
ENOVIA software revenue	249.4			258.5			(4%)
SOLIDWORKS software revenue	409.5			403.2			2%
Other software revenue	403.0	6.7	409.7	354.3	10.2	364.5	14%	12%

Total Revenue breakdown by geography
Americas	567.2	2.4	569.6	564.3	3.0	567.3	1%	0%
Europe	937.8	2.4	940.2	908.9	2.0	910.9	3%	3%
Asia	561.1	1.9	563.0	555.1	5.2	560.3	1%	0%

Total Operating Expenses	(€ 1,563.1)	143.1	(€ 1,420.0)	(€ 1,527.3)	133.1	(€ 1,394.2)	2%	2%
Share-based compensation expense	(35.5)	35.5	-	(36.8)	36.8	-	-	-
Amortization of acquired intangibles	(100.9)	100.9	-	(93.7)	93.7	-	-	-
Other operating income and expense, net	(6.7)	6.7	-	(2.6)	2.6	-	-	-

Operating Income	€ 503.0	149.8	€ 652.8	€ 501.0	143.3	€ 644.3	0%	1%
Operating Margin	24.3%		31.5%	24.7%		31.6%
Financial revenue & other, net	18.0	(0.4)	17.6	18.1	(7.4)	10.7	(1%)	64%
Income tax expense	(165.8)	(56.2)	(222.0)	(180.3)	(46.2)	(226.5)	(8%)	(2%)
Non-controlling interest	(2.9)	0.0	(2.9)	(4.0)	0.0	(4.0)	(28%)	(28%)
Net Income attributable to shareholders	€ 352.3	93.2	€ 445.5	€ 334.8	89.7	€ 424.5	5%	5%
Diluted Net Income Per Share (3)	€ 2.76	0.73	€ 3.49	€ 2.66	0.71	€ 3.37	4%	4%
(1) In the reconciliation schedule above, (i) all adjustments to IFRS revenue data reflect the exclusion of the deferred revenue adjustment of acquired companies; (ii) adjustments to IFRS operating expense data reflect the exclusion of the amortization of acquired intangibles, share-based compensation expense and related social charges (2012), and other operating income and expense, (iii) adjustments to IFRS financial revenue and other, net reflect the exclusion of certain one-time items included in financial revenue and other, net, and (iv) all adjustments to IFRS income data reflect the combined effect of these adjustments, plus with respect to net income and diluted net income per share, the income tax effect of the non-IFRS adjustments and certain one-time tax effects in 2013 and 2012.
	Three months ended December 31,
In millions of Euros	2013 IFRS	Adjustment	2013 non-IFRS	2012 IFRS	Adjustment	2012 non-IFRS
Cost of revenue	(261.4)	0.9	(260.5)	(267.0)	0.6	(266.4)
Research and development	(375.5)	14.8	(360.7)	(368.1)	14.2	(353.9)
Marketing and sales	(665.2)	12.0	(653.2)	(632.6)	11.0	(621.6)
General and administrative	(153.4)	7.8	(145.6)	(163.3)	11.0	(152.3)
Total share-based compensation expense		35.5			36.8
(2) The non-IFRS percentage increase (decrease) compares non-IFRS measures for the two different periods. In the event there is non-IFRS adjustment to the relevant measure for only one of the periods under comparison, the non-IFRS increase (decrease) compares the non-IFRS measure to the relevant IFRS measure.
(3) Based on a weighted average 127.6 million diluted shares for 2013 and 125.9 million diluted shares for 2012.